Exhibit 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	March 27, 2011	March 28, 2010
	(In thousands)
Loss:
Loss before income taxes	$(129,767)	$(78,668)
Add: Total fixed charges calculated below	31,510	33,014
Less: Interest capitalized	689	198

Total loss	$(98,946)	$(45,852)

Fixed charges:
Interest(a)	$28,196	$28,618
Portion on non-cancellable lease expense representative of the interest factor(b)	3,314	4,396

Total fixed charges	$31,510	$33,014

Ratio of losses to fixed charges	(c)	(d)

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $130.5 million.
(d)	Earnings were insufficient to cover fixed charges by $78.9 million.